UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436).

2

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•	references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255 million issued on November 17, 2014, as further described in “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—2019 Notes in our Annual Report dated February 23, 2015;”

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•	references to “Abengoa ROFO Assets” refer to all of the future contracted assets in renewable energy, conventional power, electric transmission and water of Abengoa in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for acquisition in 2015, 2016 and beyond, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa;

•	references to “ACBH” refer to Abengoa Concessoes Brasil Holding, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines;

•	references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in our Annual Report;

•	references to “Annual Report” refer to the annual report on Form 20-F for the year ended December 31, 2014 and filed with the U.S. Securities and Exchange Commission on February 23, 2015;

•	references to “Asset Transfer” refer to the transfer of assets contributed by Abengoa prior to the consummation of our initial public offering through a series of transactions.

•	references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service;

•	references to “COD” refer to commercial operation date of the applicable facility;

•	references to “Credit Facility” refer to the amended and restated credit and guaranty agreement, dated June 26, 2015 entered into by us, as the borrower, the guarantors from time to time party thereto, HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent, Bank of America, N.A., as global coordinator and documentation agent for the Tranche B facility, Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners for a Tranche A facility, and together with Barclays Bank plc as joint lead arranger and joint bookrunner and UBS AG, London Branch as joint bookrunner for the Tranche B facility;

•	references to “CSP” refer to Concentrating Solar Power;

•	references to “DOE” refer to the U.S. Department of Energy;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

•	references to “Further Adjusted EBITDA” have the meaning set forth in Note 4 to the consolidated condensed interim financial statements included in this quarterly report.

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•	references to “gross capacity” or “gross MW” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GW” refer to gigawatts;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	references to “Interim Consolidated Financial Statements” refer to the unaudited Interim Consolidated Condensed Interim Financial Statements as of September 30, 2015 and for the nine-month periods ended September 30, 2015 and 2014, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this quarterly report;

•	references to “ITC” refer to investment tax credits;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hours;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

•	references to “ROFO Agreement” refer to our agreement with Abengoa that provides us a right of first offer to purchase any of the Abengoa ROFO Assets offered for sale by Abengoa;

•	references to “Support Services Agreement” refer to our agreement with Abengoa pursuant to which Abengoa provides certain administrative and support services to us and some of our subsidiaries.

•	references to “U.K.” refer to the United Kingdom;

•	references to “U.S.” or “United States” refer to the United States of America; and

•	references to “we,” “us,” “our” and the “Company” refer to Abengoa Yield plc and its subsidiaries, unless the context otherwise requires.

4

Consolidated condensed statements of financial position as of September 30, 2015 and December 31, 2014

Amounts in thousands of U.S. dollars

	Note (1)	As of September 30, 2015	As of December 31, 2014

Assets
Non-current assets
Contracted concessional assets	6	$9,566,445	$6,725,178
Investments carried under the equity method	7	50,347	5,711
Financial investments	8&9	299,662	373,561
Deferred tax assets		208,037	124,210

Total non-current assets		$10,124,491	$7,228,660

Current assets
Inventories		15,479	22,068
Clients and other receivables	12	281,476	129,696
Financial investments	8	571,454	229,417
Cash and cash equivalents		662,508	354,154

Total current assets		$1,530,917	$735,335

Total assets		$11,655,408	$7,963,995

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

5

Consolidated condensed statements of financial position as of September 30, 2015 and December 31, 2014

Amounts in thousands of U.S. dollars

	Note (1)	As of September 30, 2015	As of December 31, 2014

Equity and liabilities
Equity attributable to the Company
Share capital	13	$10,022	$8,000
Parent company reserves		2,357,211	1,790,135
Other reserves		(53,898)	(15,539)
Accumulated currency translation differences		(65,992)	(28,963)
Retained earnings		(111,180)	(2,031)
Non-controlling interest		141,807	88,029

Total equity		$2,277,970	$1,839,631

Non-current liabilities
Long-term corporate debt	14	661,119	376,160
Long-term project debt	15	5,467,491	3,491,877
Grants and other liabilities	16	1,709,802	1,367,601
Related parties	11	153,115	77,961
Derivative liabilities	9	432,539	168,931
Deferred tax liabilities		77,413	60,818

Total non-current liabilities		$8,501,479	$5,543,348

Current liabilities
Short-term corporate debt	14	7,627	2,255
Short-term project debt	15	575,069	331,189
Trade payables and other current liabilities	17	267,051	231,132
Income and other tax payables		26,212	16,440

Total current liabilities		$875,959	$581,016

Total equity and liabilities		$11,655,408	$7,963,995

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

6

Consolidated condensed income statements for the nine-month periods ended September 30, 2015 and 2014

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month period ended September 30,
		2015	2014
Revenue	4	$575,914	$269,313
Other operating income		54,776	69,193
Raw materials and consumables used		(41,002)	(15,383)
Employee benefit expenses		(2,877)	(1,862)
Depreciation, amortization, and impairment charges	4	(183,992)	(86,881)
Other operating expenses		(126,396)	(99,436)

Operating profit/(loss)		$276,423	$134,944

Financial income	19	3,464	3,200
Financial expense	19	(234,852)	(151,625)
Net exchange differences		1,286	3,408
Other financial income/(expense), net	19	5,738	2,441

Financial expense, net		$(224,364)	$(142,576)

Share of profit/(loss) of associates carried under the equity method		4,630	(602)

Profit/(loss) before income tax		$56,689	$(8,234)

Income tax		(22,409)	(4,125)

Profit/(loss) for the period		$34,280	$(12,359)

Loss/(profit) attributable to non-controlling interests		(9,085)	(1,481)

Profit/(loss) for the period attributable to the Company		$25,195	$(13,840)

Less: Predecessor Loss prior to Initial Public Offering on June 13, 2014		—	(28,233)
Net profit attributable to Abengoa Yield Plc. subsequent to Initial Public Offering	20	—	14,393

Weighted average number of ordinary shares outstanding (thousands)	20	90,332	80,000

Basis earnings per share (U.S. dollar per share)(*)	20	$0.28	$0.18

(*)Earnings per share has been calculated for the period subsequent to the initial public offering, considering Net profit attributable to equity holders of Abengoa Yield Plc. generated after the initial public offering divided by the number of shares outstanding.

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

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The consolidated condensed income statements include the following income (expense) items arising from transactions with related parties:

	For the nine-month period ended September 30,
	2015	2014
Sales	$39,818	$9,638
Construction costs	—	(38,565)
Services rendered	141	1,823
Services received	(76,663)	(28,841)
Financial income	752	2,268
Financial expenses	(1,676)	(8,296)

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Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2015 and 2014

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month-period ended September 30,
		2015	2014
Profit/(loss) for the period		$34,280	$(12,359)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges and available for sale financial assets		(70,829)	(89,496)
Currency translation differences		(47,359)	(33,895)
Tax effect		6,028	26,335

Net income/(expenses) recognized directly in equity		$(112,160)	$(97,056)

Cash flow hedges		38,004	20,955
Tax effect		(9,501)	(6,286)

Transfers to income statement		$28,503	$14,669

Other comprehensive income/(loss)		$(83,657)	$(82,387)

Total comprehensive income/(loss) for the period		$(49,377)	$(94,746)

Total comprehensive (income)/loss attributable to non-controlling interest		(816)	10,898

Total comprehensive income/(loss) attributable to the Company		$(50,193)	$(83,848)

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

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Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2015 and 2014

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non-controlling interest	Total equity
Balance as of January 1, 2014	—	—	$(36,600)	$1,245,510	$9,009	$1,217,919	$69,279	$1,287,198
	—	—	—	—	—	—	—	—
Profit/(loss) for the six-month period after taxes	—	—	—	(28,233)	—	(28,233)	410	(27,823)
Change in fair value of cash flow hedges	—	—	(59,277)	—	—	(59,277)	(4,253)	(63,530)
Currency translation differences	—	—	—	—	(10,660)	(10,660)	(4,347)	(15,007)
Tax effect	—	—	17,325	—	—	17,325	1,276	18,601
Other comprehensive income	—	—	$(41,952)	—	$(10,660)	$(52,612)	$(7,324)	$(59,936)

Total comprehensive income	—	—	$(41,952)	(28,233)	$(10,660)	$(80,845)	$(6,914)	$(87,759)

Initial Public Offering and Asset Transfer	8,000	1,813,831	78,552	(1,195,862)	1,651	706,172	—	706,172

Balance as of June 30, 2014	$8,000	$1,813,831	—	$21,415	—	$1,843,246	$62,365	$1,905,611

Profit/(loss) for the three-month period after taxes	—	—	—	$14,393	—	$14,393	$1071	$15,464
Change in fair value of cash flow hedges and available for sale financial assets	—	—	(3,704)	—	—	(3,704)	(938)	(4,642)
Currency translation differences	—	—	—	—	(16,141)	(16,141)	(4,398)	(20,539)
Tax effect	—	—	1,056	—	—	1,056	281	1,337
Other comprehensive income	—	—	$(2,648)	$0	$(16,141)	$(18,789)	$(5,055)	$(23,844)

Total comprehensive income	—	—	$(2,648)	$14,393	$(16,141)	$(4,396)	$(3,984)	$(8,380)

Balance as of September 30, 2014	$8,000	$1,813,831	$(2,648)	$35,808	$(16,141)	$1,838,850	$58,381	$1,897,231

Balance as of January 1, 2015	$8,000	$1,790,135	$(15,539)	$(2,031)	$(28,963)	$1,751,602	$88,029	$1,839,631

Profit/(loss) for the nine-month period after taxes	—	—	—	$25,195	—	$25,195	$9,085	34,280
Change in fair value of cash flow hedges and available for sale financial assets	—	—	(35,573)	—	—	(35,573)	2,748	(32,825)
Currency translation differences	—	—	—	—	(37,029)	(37,029)	(10,330)	(47,359)
Tax effect	—	—	(2,786)	—	—	(2,786)	(687)	(3,473)
Other comprehensive income	—	—	$(38,359)	—	$(37,029)	$(75,388)	$(8,269)	$(83,657)

Total comprehensive income	—	—	$(38,359)	$25,195	$(37,029)	$(50,193)	$816	$(49,377)

Asset acquisition under the ROFO (a)	—	—	—	$(134,344)	—	$(134,344)	$57,627	$(76,717)

Dividend distribution	—	$(94,899)	—	—	—	$(94,899)	$(4,665)	$(99,564)

Capital Increase	$2,022	$661,975	—	—	—	$663,997	—	$663,997

Balance as of September 30, 2015	$10,022	$2,357,211	$(53,898)	$(111,180)	$(65,992)	$2,136,163	$141,807	$2,277,970

(a)	See Note 5 for further details.

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

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Consolidated condensed cash flow statements for the nine-month periods ended September 30, 2015 and 2014

Amounts in thousands of U.S. dollars

		For the nine-month period ended September 30,
	(1)	2015	2014
I. Profit/(loss) for the period		$34,280	$(12,359)
Financial expense and non-monetary adjustments		374,805	205,157

II. Profit for the period adjusted by financial expense and non-monetary adjustments		$409,085	$192,798

III. Variations in working capital		$6,683	$(113,020)

Net interest and income tax paid		(178,475)	(81,799)

A. Net cash provided by/(used in) operating activities		$237,293	$(2,021)

Investment in contracted concessional assets		(99,797)	(81,937)
Other non-current assets/liabilities		7,857	(2,283)
Acquisitions of subsidiaries		(757,143)	$—

B. Net cash used in investing activities		$(849,083)	$(84,220)

C. Net cash provided by/(used in) financing activities		$928,442	$(797)

Net increase/(decrease) in cash and cash equivalents		$316,652	$(87,039)

Cash and cash equivalents at beginning of the period		354,154	357,664

Translation differences in cash or cash equivalent		(8,298)	(5,519)

Cash and cash equivalents at end of the period		$662,508	$265,106

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

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Notes to the consolidated condensed interim financial statements

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Note 1.- Nature of the business

Abengoa Yield plc (‘Abengoa Yield’ or the ‘Company’) was incorporated in England and Wales as a private limited company on December 17, 2013 by Abengoa, S.A. (‘Abengoa’ or ‘the Parent’) under the name Abengoa Yield Limited. On March 19, 2014, Abengoa Yield plc was re-registered as a public limited company, under the name Abengoa Yield plc.

Abengoa Yield plc is a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water revenue-generating assets, focused on North America (United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and Europe (Spain). The Company also has a presence in Africa (South Africa and Algeria) and intends to expand to certain countries in the Middle East, maintaining North America, South America and Europe as its core geographies.

The Company’s largest shareholder is Abengoa, which, based on the most recent public information, currently owns a 47.13% stake in Abengoa Yield. Abengoa, listed on the Madrid Stock Exchange and the NASDAQ Global Select Market, is a leading engineering and clean technology company with operations in more than 50 countries worldwide that provides innovative solutions for a diverse range of customers in the energy and environmental sectors. Abengoa has developed a unique and integrated business model that applies accumulated engineering expertise to promoting sustainable development solutions.

On June 18, 2014 Abengoa Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Prior to the consummation of this offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets described below, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”), which is a subsidiary of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. As consideration for the Asset Transfer, Abengoa received a 64.3% interest in Abengoa Yield and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Abengoa Yield for liquidity purposes.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Since its initial public offering, the Company has acquired the following assets from Abengoa:

•	On November 18, 2014, the Company completed the acquisition of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes the option to purchase such shares for one euro during a four-year term); on December 4, 2014, the Company completed the acquisition of PS10/20; and on December 29, 2014, the Company completed the acquisition of Cadonal. The total aggregate consideration for this first dropdown was $312 million. Solacor 1/2 is a 100 MW solar complex located in Spain, PS 10/20 is a 31 MW solar complex located in Spain and Cadonal is a 50 MW wind farm located in Uruguay.

•	On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 million cubic feet per day. On February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power complex in Spain with a capacity of 100 MW.

•	On May 13, 2015 and May 14, 2015, the Company completed the acquisition of Helios 1/2, a 100 MW solar complex and Solnova 1/3/4 a 150 MW solar complex respectively, both in Spain. On May 25, 2015, the Company completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2.

•	On June 25, 2015, the Company completed the acquisition of ATN2, an 81-mile transmission line in Peru from Abengoa and Sigma, a third-party financial investor in the project.

•	On July 30, 2015, the Company completed the acquisition of Kaxu, a 100 MW solar plant in South Africa.

•	On September 30, 2015, the Company completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain.

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The following table provides an overview of the concessional assets the Company owned as of September 30, 2015 (excluding the exchangeable preferred equity investment in ACBH):

Our Assets	Type	Ownership	Location	Currency(7)	Capacity (Gross)	Counterparty Credit Ratings(8)	COD	Contract Years Left

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A2/BBB+	4Q 2013	29

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BBB/Baa1/BBB+	4Q 2014	25

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	2Q 2012 & 4Q 2012	23

Solacor 1 & 2	Renewable (Solar)	74%(3)	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	2Q 2012 & 4Q 2012	22

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	BBB/Baa2/BBB+	1Q 2007 & 2Q 2009	19

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	3Q 2011 & 4Q 2011	23

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	2Q 2012 & 3Q 2012	22

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	BBB/Baa2/BBB+	2Q 2010 & 3Q 2010	20

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	3Q 2013	24

Kaxu	Renewable (Solar)	51%(4)	South Africa	USD	100 MW	BBB-/Baa2/BBB(9)	1Q 2015	20

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(10)	2Q 2014	19

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(10)	4Q 2014	20

ACT	Conventional Power	100%	Mexico	USD	300 MW	BBB+/A3/BBB+	2Q 2013	18

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	26

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	29

ATN2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	18

Quadra 1	Transmission line	100%	Chile	USD	43 miles	Not rated	2Q 2014	20

Quadra 2	Transmission line	100%	Chile	USD	38 miles	Not rated	1Q 2014	20

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	23

Skikda	Water	34.2%(6)	Algeria	USD	3.5 M ft3/day	Not rated	1Q 2009	20

Honaine	Water	25.5%(5)	Algeria	USD	7 M ft3/day	Not rated	3Q 2012	23

(1)	On September 30, 2013, Liberty Interactive Corporation invested $300 million in Class A membership interests in exchange for a share of the dividends and taxable loss generated by Solana. As a result of the agreement, Liberty Interactive Corporation will receive 54.06% of both dividends and taxable loss generated during a period of approximately five years; such percentage will decrease to 24.05% thereafter.

14

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3. The Company holds a 30-year right of usufruct over the remaining shares of Solaben 2 and Solaben 3 and a call option to purchase such shares for one euro during a four-year term.

(3)	JGC Corporation, a Japanese engineering company, holds 26% of the shares in each of Solacor 1 and Solacor 2. The Company holds a 30-year right of usufruct over the remaining shares of Solacor 1 and Solacor 2 and a call option to purchase such shares for one euro during a four-year term. The Company agreed to purchase 13% of the shares in each of Solacor 1 and Solacor 2 from JGC Corporation. The Company expects this transaction to close in the first quarter of 2016.

(4)	Kaxu is owned by Abengoa Yield (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 25.5%.

(7)	Certain contracts denominated in U.S. dollars are payable in local currency.

(8)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(9)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(10)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

In addition to the assets listed above, the Company owns an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

All the project companies included in these consolidated condensed interim financial statements have signed with the grantor of the concession contracts of construction, operation and maintenance and they subcontract the construction of the contracted assets to Abengoa. Given that these projects (except for Palmucho, PS10 and PS20) are included within the scope of International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), and given that some of them were included in the consolidated condensed interim financial statements during their construction phase, the Company recorded income and cost attributable to the construction in the consolidated condensed interim income statement in 2014. Construction revenue is recorded within “Other operating income” according to the percentage of completion method as established by International Accounting Standards 11 (“IAS 11”). Construction cost, which is fully contracted with related parties, is recorded within “Other operating expense”.

On September 23, 2015, Abengoa announced that its board of directors approved a package of strategic measures aimed at reducing Abengoa’s corporate leverage, improving its liquidity position and strengthening its corporate governance. In connection with the plan, Abengoa intends to commence a €650 million rights offering.

Two key objectives of Abengoa’s plan are debt reduction and reinforcement of its asset disposal program. As part of its asset disposal program, Abengoa disclosed that they intend to either monetize some or all of their economic rights in Abengoa Yield or sell, through a private process, some or all of their interest in Abengoa Yield. Abengoa disclosed that they intend to keep the ROFO Agreement in place. Abengoa also disclosed that they intend to limit new equity capital expenditure commitments to a maximum of €50 million per year until Abengoa achieves a credit rating of BB- from S&P or Ba3 from Moody’s, or until its leverage ratio of gross corporate debt, including non-recourse debt in process, to corporate EBITDA is below 3.5x. Abengoa has also suspended dividend payments until it meets the criteria in the preceding sentence. This plan was approved by Abengoa’s shareholders at an extraordinary general meeting on October 10, 2015. The Company expects Abengoa to update the market soon on the progress of its strategic plan.

In addition, certain of the Company´s project subsidiaries financing arrangements (Solana, Mojave, Kaxu, Palmatir, Cadonal, PS-10/20, Solaben 2/3 and Helios 1/2) contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain thresholds amounts, could trigger defaults under such project financing arrangements. These provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa. In Solaben 2/3 and Helios 1/2, these provisions are expected to terminate in November 2015, in Palmatir they are expected to terminate in December 2015 and in Cadonal in September 2016.

The Company´s Credit Facility does not include any cross-default provision related to Abengoa. It includes, however, a cross-default provision related to a default in the Company´s project subsidiaries, financing arrangements, such that a payment default in one or more of its non-recourse subsidiaries which represents more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default in its Credit Facility.

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If Abengoa is unable to execute its strategic plan, its ability to perform its obligations under its contracts with the Company, and to develop assets suitable for the Company´s purchase pursuant to the ROFO Agreement, may be impaired and the Company´s financing arrangements may be affected as described above. The Company is monitoring the situation and developing contingency plans. We expect Abengoa to update the market on its strategic plan soon.

These consolidated condensed interim financial statements were approved by the Chief Executive Officer on November 5, 2015.

Note 2.- Basis of preparation

For all periods prior to the initial public offering, the combined financial statements represent the combination of the assets that Abengoa Yield acquired and were prepared using Abengoa’s historical basis in the assets and liabilities. For the purposes of the combined financial statements, the term “Abengoa Yield” represents the accounting predecessor, or the combination of the acquired businesses. The combined financial statements for periods prior to the initial public offering therefore include all revenues, expenses, assets, and liabilities attributed to the Predecessor. In addition, prior to the initial public offering, other operating expenses include an allocation of certain general and administrative services provided by Abengoa. The Company believes that by including the allocated costs, the combined condensed income statement includes a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to the Offering or of the costs expected to be incurred in the future. In the opinion of management, the inter-company eliminations and adjustments necessary for a fair presentation of the combined condensed interim financial statements, in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) have been made.

For all periods subsequent to the initial public offering, the accompanying unaudited consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries.

The Company elected to account for the Asset Transfer and the assets acquisitions under the ROFO Agreement using the predecessor values, given that these are transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity. In addition, the Company elected to incorporate the results of the entities transferred prior to the initial public offering as if the entities had always been consolidated and the transferred entities after the initial public offering from the acquisition date.

The Company’s annual consolidated financial statements as of December 31, 2014, were approved by the Board of Directors on February 23, 2015.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2015 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2014. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Abengoa Yield’s consolidated financial statements for the year ended December 31, 2014 included in the Annual Report on Form 20-F filed with the SEC on February 23, 2015, which is referred to as the Annual Report.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Abengoa Yield, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Application of new accounting standards

a)	During the nine-month period ended September 30, 2015, the Company has not applied in the preparation of the consolidated condensed interim financial statements new standards, amendments or interpretations.

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b)	Standards, interpretations and amendments published by the IASB that will be effective for periods after September 30, 2015:

•	Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB.

•	IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2018 under IFRS-IASB, earlier application is permitted.

•	IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

The Company is currently in the process of evaluating the impact on the consolidated condensed interim financial statements derived from the application of the new standards and amendments that will be effective for periods beginning after September 30, 2015.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at September 30, 2015, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs.

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Note 3.- Financial risk management

Abengoa Yield’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Department, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Abengoa Yield’s consolidated financial statements as of December 31, 2014.

Note 4.- Financial information by segment

Abengoa Yield’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of September 30, 2015, the Company had the following business sectors:

Renewable energy: Renewable energy assets include two Solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. Solana reached COD in October 2013, and Mojave reached COD in December 2014. The Company also owns a Solar plant in South Africa, Kaxu with a gross capacity of 100 MW, located in Paulputs in the Northern Cape Province. Kaxu reached COD in February 2015. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each. Palmatir and Cadonal respectively reached COD in May and December 2014. Finally, the Company owns Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW and Solaben 1 and 6 with a gross capacity of 100 MW, which are Solar plants located in Spain. These projects have been in operation since mid-2012 for Solaben 2 and Solacor 1 and the fourth quarter of 2012 for Solaben 3 and Solacor 2, the first quarter of 2007 for PS10, the second quarter of 2009 for PS20, the third quarter of 2011 for Helioenergy 1, the fourth quarter of 2011 for Helioenergy 2, the second quarter of 2012 for Helios 1 and the third quarter of 2012 for Helios 2, the second quarter of 2010 for Solnova 1 and 3, third quarter of 2010 for Solnova 4, and third quarter of 2013 for Solaben 1 and 6. Solar plants in Spain receive regulated revenues under the framework for renewable projects in Spain.

Conventional power: Conventional power asset consists of ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,012 miles; (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles. ATN reached COD in 2011, ATS reached COD on January 17, 2014 and ATN2 reached COD in June 2015. Quadra 1 reached COD in April 2014 and Quadra 2 reached COD in March 2014. Palmucho reached COD in October 2007. In addition, the Company owns a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day. These projects have been in operation respectively since the third quarter of 2012 for Honaine and the first quarter of 2009 for Skikda, and receive regulated revenues under the framework for renewable projects in Algeria.

Abengoa Yield’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated condensed interim financial statements, and dividends received from our preferred equity investment in ACBH. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

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a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the nine-month periods ended September 30, 2015 and 2014:

	Revenue		Further Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
Geography	2015	2014	2015	2014
North America	$259,811	$146,862	$232,036	$132,701
South America	80,249	60,578	80,794	53,789
EMEA	235,854	61,873	161,385	39,935
Total	$575,914	$269,313	$474,215	$226,425

	Revenue		Further Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
Business sectors	2015	2014	2015	2014
Renewable energy	$397,839	$129,882	$318,911	$104,689
Conventional power	100,015	85,209	80,256	73,385
Electric transmission lines	61,284	54,222	64,740	48,351
Water	16,776	—	10,308	—
Total	$575,914	$269,313	$474,215	$226,425

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The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the parent company is as follows:

	For the nine-month period ended September 30,
	2015	2014
Total segment Further Adjusted EBITDA	$474,215	$226,425
Depreciation, amortization, and impairment charges	(183,992)	(86,881)
Financial expense, net	(224,364)	(142,576)
Dividend from exchangeable preferred equity investment in ACBH	(13,800)	(4,600)
Share in profits/(losses) associates under the equity method	4,630	(602)
Income tax	(22,409)	(4,125)
(Profit)/Loss attributable to non-controlling interests	(9,085)	(1,481)
Profit/(Loss) attributable to the Company	$25,195	$(13,840)

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b)	The assets and liabilities by operating segments (and business sector) as of September 30, 2015 and December 31, 2014 are as follows:

Assets and liabilities by geography as of September 30, 2015:

	North America	South America	EMEA	Balance as of September 30, 2015
Assets allocated
Contracted concessional assets	$4,099,324	$1,218,042	$4,249,079	$9,566,445
Investments carried under the equity method	—	—	50,347	50,347
Current financial investments	456,240	84,352	30,862	571,454
Cash and cash equivalents (project companies)	179,714	42,269	396,885	618,868
Subtotal allocated	$4,735,278	$1,344,663	$4,727,173	$10,807,114
Unallocated assets
Other non-current assets				507,699
Other current assets (including cash and cash equivalents at holding company level)				340,595
Subtotal unallocated				$848,294
Total assets				$11,655,408

	North America	South America	EMEA	Balance as of September 30, 2015
Liabilities allocated
Long-term and short-term project debt	$2,257,185	$894,068	$2,891,307	$6,042,560
Grants and other liabilities	1,672,675	804	36,323	1,709,802
Subtotal allocated	$3,929,860	$894,872	$2,927,630	$7,752,362
Unallocated liabilities
Long-term and short-term corporate debt				668,746
Other non-current liabilities				663,067
Other current liabilities				293,263
Subtotal unallocated				$1,625,076
Total liabilities				$9,377,438
Equity unallocated				$2,277,970
Total liabilities and equity unallocated				$3,903,046
Total liabilities and equity				$11,655,408

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Assets and liabilities by geography as of December 31, 2014:

	North America	South America	EMEA	Balance as of December 31, 2014
Assets allocated
Contracted concessional assets	$4,185,638	$1,159,652	$1,379,888	$6,725,178
Investments carried under the equity method	—	—	5,711	5,711
Current financial investments	175,339	54,012	66	229,417
Cash and cash equivalents (project companies)	49,030	37,623	112,133	198,786
Subtotal allocated	$4,410,007	$1,251,287	$1,497,798	$7,159,092

Unallocated assets
Other non-current assets				497,771
Other current assets (including cash and cash equivalents at holding company level)				307,132

Subtotal unallocated				$804,903

Total assets				$7,963,995

	North America	South America	EMEA	Balance as of December 31, 2014
Liabilities allocated
Long-term and short-term non-recourse project financing	$2,121,916	$804,460	$896,690	$3,823,066
Grants and other liabilities	1,354,588	798	12,215	1,367,601
Subtotal allocated	$3,476,504	$805,258	$908,905	$5,190,667
Unallocated liabilities
Long-term and short-term corporate financing				378,415
Other non-current liabilities				307,710
Other current liabilities				247,572
Subtotal unallocated				$933,697
Total liabilities				$6,124,364
Equity unallocated				$1,839,631
Total liabilities and equity unallocated				$2,773,328
Total liabilities and equity				$7,963,995

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Assets and liabilities by business sectors as of September 30, 2015:

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of September 30, 2015
Assets allocated
Contracted concessional assets	$7,850,816	$651,107	$965,223	$99,299	$9,566,445
Investments carried under the equity method	10,544	—	—	39,803	50,347
Current financial investments	352,268	119,111	84,347	15,728	571,454
Cash and cash equivalents (project companies)	575,139	9,928	25,606	8,195	618,868
Subtotal allocated	$8,788,767	$780,146	$1,075,176	$163,025	$10,807,114
Unallocated assets
Other non-current assets					507,699
Other current assets (including cash and cash equivalents at holding company level)					340,595
Subtotal unallocated					$848,294
Total assets					$11,655,408

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of September 30, 2015
Liabilities allocated
Long-term and short-term project debt	$4,671,304	$616,395	$705,658	$49,203	$6,042,560
Grants and other liabilities	1,709,794	8	—	—	1,709,802
Subtotal allocated	$6,381,100	$616,404	$705,658	$49,203	$7,752,362
Unallocated liabilities
Long-term and short-term corporate debt					668,746
Other non-current liabilities					663,067
Other current liabilities					293,263
Subtotal unallocated					$1,625,076
Total liabilities					$9,377,438
Equity unallocated					$2,277,970
Total liabilities and equity unallocated					$3,903,046
Total liabilities and equity					$11,655,408

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Assets and liabilities by business sectors as of December 31, 2014:

	Renewable energy	Conventional power	Electric transmission lines	Balance as of December 31, 2014
Assets allocated
Contracted concessional assets	$5,178,459	$646,842	$899,877	$6,725,178
Investments carried under the equity method	5,711	—	—	5,711
Current financial investments	64,449	110,959	54,009	229,417
Cash and cash equivalents (project companies)	156,867	17,612	24,307	198,786

Subtotal allocated	$5,405,486	$775,413	$978,193	$7,159,092

Unallocated assets
Other non-current assets				497,771
Other current assets (including cash and cash equivalents at holding company level)				307,132

Subtotal unallocated				$804,903

Total assets				$7,963,995

	Renewable energy	Conventional power	Electric transmission lines	Balance as of December 31, 2014
Liabilities allocated
Long-term and short-term non-recourse project financing	$2,579,221	$625,135	$618,710	$3,823,066
Grants and other liabilities	1,367,601	—	—	1,367,601
Subtotal allocated	$3,946,822	$625,135	$618,710	$5,190,667
Unallocated liabilities
Long-term and short-term corporate financing				378,415
Other non-current liabilities				307,710
Other current liabilities				247,572
Subtotal unallocated				$933,697
Total liabilities				$6,124,364
Equity unallocated				$1,839,631
Total liabilities and equity unallocated				$2,773,328
Total liabilities and equity				$7,963,995

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c)	The amount of depreciation and amortization expense recognized for the nine-month periods ended September 30, 2015 and 2014 are as follows:

	For the nine-month period ended September 30,
Depreciation and amortization by geography	2015	2014
North America	$(97,184)	$(49,063)
South America	(30,681)	(22,324)
EMEA	(56,127)	(15,494)
Total	$(183,992)	$(86,881)

	For the nine-month period ended September 30,
Depreciation and amortization by business sectors	2015	2014
Renewable energy	$(162,621)	$(67,336)
Electric transmission lines	(21,371)	(19,545)
Total	$(183,992)	$(86,881)

Note 5.- Changes in the scope of the consolidated condensed interim financial statements

On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda and on February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2. Total purchase price paid for these assets amounted to $94 million.

On May 13, 2015 and May 14, 2015, the Company completed the acquisition of Helios 1/2, a 100 MW solar complex, and Solnova 1/3/4, a 150 MW solar complex, respectively, both in Spain. On May 25, 2015, the Company completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, the Company completed the acquisition of Kaxu, a 100 MW solar plant in South Africa. Total purchase price paid for these assets amounted to $682 million.

On June 25, 2015 the Company completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015, the Company completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. The total purchase price paid for these assets amounted to $359 million.

The Company has significant influence over Honaine therefore it is accounted for using the equity method as per IAS 28 Investments in Associates in these consolidated interim financial statements.

Under IFRS 10, Consolidated Financial Statements the Company has control over the rest of the assets acquired during the year 2015 and therefore they are fully consolidated in these interim financial statements. Given that Abengoa Yield is a subsidiary controlled by Abengoa, these assets constitute an acquisition under common control by Abengoa and accordingly, they were recorded using Abengoa’s historical basis in the assets and liabilities of the predecessor. The difference between the cash paid and historical value of the net assets was recorded in equity. Results of operations of the assets acquired have been recorded in Abengoa Yield’s consolidated income statement since the date of the acquisition.

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Impact of changes in the scope in the consolidated interim financial statements

The amount of assets and liabilities consolidated at the effective acquisition date for the aggregated change in scope is shown in the following table:

Asset Acquisition under ROFO Agreement

Concessional assets	$3,144,044
Investments carried under the equity method	48,164
Deferred tax asset	107,227
Other non-current assets	10,137
Current assets	439,854
Project debt long term	(2,087,362)
Deferred tax liabilities	(9,589)
Project debt short term	(98,316)
Other current and non-current liabilities	(495,463)
Asset acquisition under Rofo - purchase price	(1,135,413)
Non-controlling interests	(57,627)

Net result of the asset acquisition	$(134,344)

Had the Asset acquisition under ROFO Agreement performed during 2015 been consolidated from January 1, 2015, the consolidated statement of comprehensive income would have included additional revenue of $162 million and additional loss after tax of $25.8 million.

Note 6.- Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted Concessional assets’ as of September 30, 2015 and December 31, 2014 is as follows:

	Balance as of September 30, 2015	Balance as of December 31, 2014
Contracted concessional assets cost	$10,331,864	$7,025,576
Amortization and impairment	(765,419)	(300,398)
Total	$9,566,445	$6,725,178

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10&20, which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12, are either intangible or financial assets. As of September 30, 2015, contracted concessional financial assets amount to $939,261 thousand ($750,546 thousand as of December 31, 2014).

The increase in total contracted concessional assets is primarily due to the asset acquisition under the ROFO Agreement. (see Note 5)

No losses from impairment of contracted concessional assets were recorded during 2015 and 2014.

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Note 7.- Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of September 30, 2015 and December 31, 2014:

	Balance as of September 30, 2015	Balance as of December 31, 2014
Evacuación Valdecaballeros, S.L.	$10,544	$5,711
Geida Tlemcen, S.L.	39,803	—
Total	$50,347	$5,711

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated condensed statements.

Note 8.- Financial investments

The detail of Non-current and Current financial investment as of September 30, 2015 and December 2014 are as follows:

	Balance as of September 30, 2015	Balance as of December 31, 2014
Other receivable accounts	$81,217	$105,964
Preferred equity in ACBH	212,717	263,000
Derivative assets	5,728	4,597
Total non-current financial investments	$299,662	$373,561

ITC Grant Mojave	335,897	—
Contracted Concessional financial assets	165,017	$125,046
Other receivable accounts	70,540	104,370
Total current financial investments	$571,454	$229,417

The preferred equity investment in ACBH is an available for sale financial asset that gives the following rights:

•	During the five-year period commencing on July 1, 2014, Abengoa Yield has the right to receive, in four quarterly installments, a preferred dividend of $18,400 thousand per year;

•	Following the initial five-year period, Abengoa Yield has the option to (i) remain as preferred equity holder receiving the first $18,400 thousand in dividends per year that ACBH is able to distribute or (ii) exchange the preferred equity for ordinary shares of specific project companies owned by ACBH.

Given that Abengoa Yield has a right to receive a quarterly dividend during the upcoming five years; the Company has recorded an account receivable for a total amount of $55,820 as of September 30, 2015, corresponding to the present value of the receivable, with a credit to deferred income, in “Grants and other liabilities”. Income is recorded progressively during the next five years from July 2014, as dividend is collected. The long-term portion of the account receivable is included in “Other receivable account” within non-current financial investments.

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Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of September 30, 2015 and December 31, 2014 are as follows:

	Balance as of September 30, 2015		Balance as of December 31, 2014
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives - cash flow hedge	$5,728	$432,539	$4,597	$168,931

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. All derivatives are classified as Level 2 (see Note 10).

On May 12, 2015, the Company entered into a currency swap agreement with Abengoa Yield which provides for a fixed exchange rate for the cash available for distribution from the Company’s Spanish assets. The distributions from the Spanish assets are paid in euros and the currency swap agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. The currency swap agreement has a five-year term.

Derivative liabilities included in these condensed interim financial statements increase is primarily due to the asset acquisition under the ROFO Agreement (see Note 5).

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $38,004 thousand in the nine-month period ended September 30, 2015 (loss of $20,955 thousand in the nine-month period ended September 30, 2014). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated condensed income statement for the nine-month period ended September 30, 2015 and 2014 was a gain of $4,406 thousand, and a loss of $1,476 thousand respectively.

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2015 and December 31, 2014 amount to a loss of $21,280 thousand and a loss of $15,539 thousand respectively.

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2015 and December 31, 2014, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the preferred equity investment in ACBH classified as Level 3.

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Note 11.- Related parties

Details of balances with related parties as of September 30, 2015 and December 31, 2014 are as follows:

	Balance as of September 30, 2015	Balance as of December 31, 2014
Credit receivables (current)	$46,162	29,876
Total current receivables with related parties	$46,162	$29,876

Credit receivables (non-current)	260,276	327,400
Total non-current receivables with related parties	$260,276	$327,400

Trade payables (current)	164,810	104,556
Total current payables with related parties	$164,810	$104,556

Trade payables (non- current)	—	21,685
Credit payables (non-current)	153,115	56,276
Total non-current payables with related parties	$153,115	$77,961

Receivables with related parties primarily correspond to the preferred equity investment in ACBH and its corresponding dividend (see Note 8), for $258,717 thousand as non-current and $18,400 thousand as current.

Credit payables (non-current) primarily relate to payables of projects companies with other partners in the projects.

The transactions carried out by entities included in these consolidated condensed financial statements with Abengoa and with subsidiaries of Abengoa not included in the consolidated group during the nine-month periods ended September 30, 2015 and 2014 have been as follows:

	For the nine-month period ended September 30,
	2015	2014
Sales	$39,818	$9,638
Construction costs	—	(38,565)
Services rendered	141	1,823
Services received	(76,663)	(28,841)
Financial income	752	2,268
Financial expenses	(1,676)	(8,296)

Services received include operation and maintenance services received by some plants, the fee incurred by some plants under the services agreement with Abengoa, and general and administrative services. Sales relate to sale of energy by Spanish Solar plants, which are sometimes made through an Abengoa company acting as an agent for the plant. Financial expenses during the nine-month period ended September 30, 2014 primarily relate to interest expenses on debt with related parties that were capitalized prior to the IPO.

In addition, the Company has entered into a Financial Support Agreement under which Abengoa has agreed to facilitate a new $50,000 thousand revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Abengoa Yield and its affiliates for a period of five years. As of September 30, 2015, the total amount of the credit line has remained undrawn since the IPO.

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Note 12.- Clients and other receivable

Clients and other receivable as of September 30, 2015 and December 31, 2014, consist of the following:

	Balance as of September 30, 2015	Balance as of December 31, 2014

Trade receivables	$194,814	$78,521
Tax receivables	53,968	36,080
Other accounts receivable	32,694	15,095
Total	$281,476	$129,696

As of September 30, 2015 and December 31, 2014, the fair value of clients and other receivable accounts does not differ significantly from its carrying value. The increase in clients and other receivable is primarily due to the asset acquisition under ROFO Agreement. (see Note 5)

Note 13.- Equity

As of September 30, 2015, the share capital amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

On June 18, 2014 Abengoa Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share and as a result the Company raised $720,650 thousand of gross proceeds. The Company recorded $2,485 thousand as Share Capital and $682,810 thousand as Additional Paid in Capital, included in the Parent company reserves of the consolidated condensed statement of financial position as of September 30, 2015, corresponding to the total net proceeds of the offering. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of our ordinary shares for total proceeds of $327,980,000 (or $31 per share). As a result of such offering, Abengoa reduced its stake in the Company from 64.3% to 51.1% of our shares.

On May 14, 2015, Abengoa Yield issued 20,217,260 new shares at $33.14 per share, which was based on a 3% discount versus the May 7, 2015 closing price. Abengoa subscribed for 51% of the newly-issued shares and maintained its previous stake in Abengoa Yield. The proceeds were primarily used to finance asset acquisitions in May and June 2015.

On July 14, 2015, Abengoa sold 2,000,000 shares of Abengoa Yield under Rule 144, reducing its stake to 49.1%.

On February 26, 2015, Abengoa S.A. sold an aggregate of $279 million principal amount of exchangeable notes due 2017 (the “Exchangeable Notes”). The Exchangeable Notes are exchangeable, at the option of their holders for ordinary shares of Abengoa Yield, Plc. During the month of September 2015 Abengoa S.A. delivered an aggregate of 1,416,066 shares of the Company holders that exercised their option to exchange Exchangeable Notes. As a result, Abengoa reduced its stake in Abengoa Yield to 47.63% as of September 30, 2015.

Through November 5, 2015, based on the most recent public information, Abengoa S.A. had delivered an additional aggregate of 509,568 shares of the Company holders that exercised their option to exchange Exchangeable Notes, and therefore reduced its stake in Abengoa Yield to 47.13%. At this date, there are 5,557,028 shares of the Company subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes.

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On February 23, 2015, the Board of Directors of the Company declared a quarterly dividend corresponding to the fourth quarter of 2014 amounting to $0.2592 per share. The dividend was paid on March 16, 2015. On May 8, 2015, the Board of Directors of the Company declared a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share. The dividend was paid on June 15, 2015. On July 29, 2015, the Board of Directors of the Company declared a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share. The dividend was paid on September 15, 2015.

In addition, as of September 30, 2015, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of September 30, 2015 and December 31, 2014 is as follows:

	Balance as of September 30, 2015	Balance as of December 31, 2014

Non-current	$661,119	$376,160
Current	7,627	2,255
Total Corporate Debt	$668,746	$378,415

The repayment schedule for the corporate debt as of September 30, 2015 is as follows:

Rest of 2015	Between January and September 2016	Between September and December 2016	2017	2018	2019	Total

$7,627	—	—	$286,243	$123,398	$251,478	$668,746

On November 17, 2014, the Company issued the Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019.

On December 3, 2014, the Company entered into a credit facility of up to $125,000 thousand with Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners (the “Credit Facility”). On December 22, 2014, the Company drew down $125,000 thousand under the Credit Facility. Loans under the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Loans under the Credit Facility will mature on the fourth anniversary of the closing date of the Credit Facility. Loans prepaid by the Company under the Credit Facility may be reborrowed. The Credit Facility is secured by pledges of the shares of the guarantors which the Company owns.

On June 26, 2015, the Company increased its existing $125 million Credit Facility with a revolver tranche B for an amount of $290,000 thousand (the “Credit Facility Tranche B).In September, Credit Facility Tranche B was fully drawn down and the proceeds were used for the acquisition of Solaben 1/6. Loans under the Tranche B Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, 1.50%. Loans under the Credit Facility Tranche B will mature in December 2017.

Current corporate debt corresponds to the accrued interest of the Notes and the Credit Facility.

Note 15.- Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, conventional power, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated condensed financial statements.

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Project debt is generally used to finance the Company´s contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage period permitted and a clearly defined risk profile.

The detail of Project debt of both non-current and current liabilities as of September 30, 2015 and December 31, 2014 is as follows:

	Balance as of September 30, 2015	Balance as of December 31, 2014

Non-current	$5,467,491	$3,491,877
Current	575,069	331,189
Total Project debt	$6,042,560	$3,823,066

The increase in total project debt is primarily due to the Asset acquisition under the ROFO Agreement. (see note 5)

The repayment schedule for Project debt, as of September 30, 2015 is as follows and is consistent with the projected cash flows of the related projects:

Rest of 2015	Between January and September 2016	Rest 2016	2017	2018	2019	Subsequent years	Total

$482,925	$92,144	$93,321	$206,312	$215,219	$235,483	$4,717,156	$6,042,560

Repayments before December 31, 2015 include $335 million for the short term tranche of the Mojave project loan with the Federal Financing Banking, which was paid on October 2, 2015.

Note 16.- Grants and other liabilities

	Balance as of September 30, 2015	Balance as of December 31, 2014
Grants	$1,371,743	$1,043,837
Long-term trade payables	287,459	259,364
Deferred Income	50,600	64,400

Grant and other non-current liabilities	$1,709,802	$1,367,601

Grants correspond mainly to the ITC Grant awarded by the U.S. Department of the Treasury for Solana and Mojave for a total amount of $843 million. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset. The remaining balance corresponds mainly to loans with interest rates below market rates for these two projects for a total amount of $526 million ($549 million as of December 31, 2014). Loans for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. The increase in Grants was primarily due to the ITC Grant receivable recognized for the Mojave project.

As of September 30, 2015, Long-term trade payables include $242 million related to the non-current portion of the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013. The current portion is recorded in other current liabilities (see note 17).

Deferred income corresponds to the long-term portion of the deferred income from the dividend receivable from the preferred equity investment in ACBH (see Note 8).

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Note 17.- Trade payables and other current liabilities

Trade payable and other current liabilities as of September 30, 2015 and December 31, 2014 are as follows:

Item	Balance as of September 30, 2015	Balance as of December 31, 2014
Trade accounts payables	$168,698	$54,074
Down payments from clients	6,459	5,274
Deferred Income	18,400	18,400
Suppliers of concessional assets current	23,269	81,052
Liberty (see Note 16)	22,637	63,652
Other accounts payable	27,588	8,680

Total	$267,051	$231,132

Decrease in Suppliers of concessional assets primarily relates to Mojave, which COD took place on December 1, 2014. Trade accounts payables mainly relate to the operating and maintenance of the plants and its increase is primarily due to asset acquisitions under the ROFO Agreement (see Note 5).

Deferred income corresponds to the short-term portion of the deferred income related to the dividend receivable from the preferred equity investment in ACBH (see Note 8).

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 18.- Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

In the nine-month period ended September 30, 2015, Income tax amounted to a $22,409 thousand loss with respect to a benefit before income tax of $56,689 thousand. In the nine-month period ended September 30, 2014, Income tax amounted to a $4,125 thousand loss with respect to a Loss before income tax of $8,234 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19.- Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the nine-month period ended September 30, 2015 and 2014:

Financial income
	For the nine-month period ended September 30,
	2015	2014
Interest income from loans and credits	$756	$2,433
Interest rates benefits derivatives: cash flow hedges	2,708	767
Total	$3,464	$3,200

Financial expenses
	For the nine-month period ended September 30,
	2015	2014
Expenses due to interest:
- Loans from credit entities	$(138,443)	$(83,795)
- Other debts	(60,103)	(44,632)
Interest rates losses derivatives: cash flow hedges	(36,306)	(23,198)
Total	$(234,852)	$(151,625)

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Financial expenses increased for the nine-month periods ended September 30, 2015 mainly due to the asset acquisitions under the ROFO Agreement and the interest expense from loans and credits associated with projects that have entered into operation during 2014. Interest is capitalized for the Company´s intangible concession assets during the construction period and begins to be expensed upon commercial operation. Interests from other debts are primarily interest on the notes issued by ATS, ATN, Abengoa Yield plc and interest related to the investment from Liberty (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out “Other net financial income and expenses” for the periods ended September 30, 2015 and 2014:

Other financial income / (expenses)
	For the nine-month period ended September 30,
	2015	2014
Dividend ACBH (Brazil)	$13,800	$4,600
Other financial income	765	350
Other financial losses	(8,827)	(2,509)
Total	$5,738	$2,441

Other financial losses mainly include guarantees and letters of credit, wire transfers and other bank fees and other minor financial expenses.

Note 20.- Earnings per share

Basic earnings per share has been calculated by dividing the profit/(loss) attributable to equity holders by the average number of shares outstanding. Diluted earnings per share equals basic earnings per share for the period presented. Basic earnings per share is only presented for periods subsequent to the initial public offering.

	For the nine-month period ended September 30, 2015	Period from July 1, 2014, to September 30, 2014
Item
Profit/(loss) from continuing operations attributable to Abengoa Yield Plc.	$25,195	$14,393
Profit/(loss) from discontinuing operations attributable to Abengoa Yield Plc.	—	—
Average number of ordinary shares outstanding (thousands) - basic and diluted	$90,332	$80,000
Earnings per share from continuing operations (US dollar per share) - basic and diluted	0.28	0.18
Earnings per share from discontinuing operations (US dollar per share) - basic and diluted	—	—
Earnings per share from profit for the period (US dollar per share) - basic and diluted	$0.28	$0.18

Note 21.- Subsequent events

On October 2, 2015, Mojave fully repaid the short-term tranche of the loan with the Federal Financing Bank, which was granted with a DOE guarantee, using proceeds from an ITC Cash Grant payment awarded by the U.S. Department of the Treasury.

In addition, on November 5, 2015, the Board of Directors declared a quarterly dividend corresponding to the third quarter of 2015, amounting to $0.43 per share. This dividend is expected to be paid on or about December 15, 2015 to shareholders of record on November 30, 2015.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

The following discussion analyzes our historical financial condition and results of operations. For all periods prior to our IPO, the discussion reflects the combined financial statements of our predecessor, which represents the combination of the assets transferred by Abengoa to us immediately prior to the consummation of our IPO. For all periods subsequent to our IPO, the discussion reflects our and our subsidiaries’ consolidated results.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this quarterly report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this quarterly report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D—Risk Factors” in our Annual Report and the description of our segments and business sectors in the section entitled “Item 4.B—Business—Overview” in our Annual Report for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

•	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

•	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations;

•	Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting our businesses and growth plan;

•	Challenges in achieving growth and making acquisitions due to our dividend policy;

•	Decline in public acceptance or support of energy from renewable sources;

•	Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all;

•	Legal challenges to regulations, subsidies and incentives that support renewable energy sources;

•	Extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

•	Changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs;

•	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

•	Inability to replace expiring or terminated offtake agreements with similar agreements;

•	New technology or changes in industry standards;

•	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

•	Reliance on third-party contractors and suppliers;

•	Risks associated with acquisitions and investments;

•	Deviations from our investment criteria for future acquisitions and investments;

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•	Failure to maintain safe work environments;

•	Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants;

•	Insufficient insurance coverage and increases in insurance cost;

•	Litigation and other legal proceedings;

•	Reputational risk, including damage to the reputation of Abengoa;

•	Revocation or termination of our concession agreements;

•	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

•	Variations in market electricity prices;

•	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

•	Disruptions in our operations as a result of our not owning the land on which our assets are located;

•	Failure of our newly-constructed assets or assets under construction to perform as expected;

•	Failure to receive dividends from all project and investments;

•	Variations in meteorological conditions;

•	Disruption of the fuel supplies necessary to generate power at our conventional generation facilities;

•	Loss of senior management and key personnel and our reliance on Abengoa to supply administrative, financial, executive and other support services to us;

•	Changes to our relationship with Abengoa;

•	Failure to meet certain covenants under our financing arrangements;

•	Changes in our tax position and greater than expected tax liability; and

•	Various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report.

We caution that the important factors referenced above may not be all of the factors that are important to investors. Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

Overview

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water revenue-generating assets, focused on North America (United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and Europe (Spain). We also have a presence in Africa (South Africa and Algeria) and we intend to expand to certain countries in the Middle East, maintaining North America, South America and Europe as its core geographies.

We are focused on high-quality, newly-constructed and long-life facilities with creditworthy counterparties that we expect will produce stable, long-term cash flows. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 23 years as of December 31, 2014. As of the date of this quarterly report, we own or have interests in 20 assets, comprising 1,441 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines, as well as an exchangeable preferred equity investment in ACBH. Each of the assets we own has a project-finance agreement in place.

We expect that the majority of our cash available for distribution will be in U.S. dollars, indexed to the U.S. dollar or in euros. We intend to use currency hedging contracts to maintain a ratio of 90% of our cash available for distribution denominated in U.S. dollars. Over 90% of our project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps or similar hedging instruments.

With this business model, our objective is to pay a consistent and growing cash dividend to holders of our shares that is sustainable on a long-term basis. We target a payout ratio of 90% of our cash available for distribution and will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

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We have signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in Africa, the Middle East and Asia. We refer to the contracted assets subject to the ROFO Agreement as the “Abengoa ROFO Assets.” The ROFO Agreement covers also any investment vehicle created by Abengoa. See “Item 4.B—Business Overview—Our Growth Strategy” and “Item 7.B—Related Party Transactions—Right of First Offer” in our Annual Report.

Based on the acquisition opportunities available to us, which include the Abengoa ROFO Assets, to the extent offered for sale by Abengoa or any investment vehicle to which Abengoa has transferred them, as well as any third-party acquisitions we pursue, we believe that we will have the opportunity to grow our cash available for distribution in a manner that would allow us to increase our cash dividends per share over time.

Since our initial public offering we have closed a series of acquisitions mainly from Abengoa:

•	On November 18, 2014, we completed the acquisition of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes the option to purchase such shares for one euro during a four-year term); on December 4, 2014, we completed the acquisition of PS10/20; and on December 29, 2014, we completed the acquisition of Cadonal. Solacor 1/2 are solar assets located in Spain with a capacity of 100 MW, PS 10/20 are solar assets located in Spain with a capacity of 31 MW and Cadonal is a 50 MW wind farm located in Uruguay.

•	On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 million cubic feet per day. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power complex in Spain with a capacity of 100 MW. On May 13, 2015 and May 14, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex, and Solnova 1/3/4, a 150 MW solar complex, respectively, both in Spain. On May 25, 2015 we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2.

•	On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru.

•	On July 30, 2015, we acquired a 51% stake in Kaxu, a 100 MW solar plant in South Africa.

•	On September 30, 2015, we completed the acquisition of 75% of the shares and a 30-year usufruct of the economic rights of the remaining 25% of the shares of Solaben 1/6, a 100 MW solar power complex in Spain.

On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of the Company´s ordinary shares for total gross proceeds of $327,980,000 (or $31 per share). As a result of such offering, Abengoa reduced its stake in Abengoa Yield from approximately 64.3% to 51.1% of Abengoa Yield’s shares.

On May 14, 2015, Abengoa Yield issued 20,217,260 new shares at $33.14 per share, which was based on a 3% discount versus the May 7, 2015 closing price. Abengoa subscribed for 51% of the newly-issued shares and therefore maintained its stake. The net proceeds amounting to $664 million were primarily used to finance acquisitions of assets closed in May and June 2015.

On July 14, 2015, Abengoa sold 2,000,000 shares of Abengoa Yield under Rule 144, reducing its current stake to 49.1%.

On February 26, 2015, Abengoa sold an aggregate of $279 million principal amount of exchangeable notes due 2017 (the “Exchangeable Notes”). The Exchangeable Notes are exchangeable, at the option of their holders, for ordinary shares of Abengoa Yield. As of November 5, 2015, Abengoa has delivered an aggregate of 1,925,634 shares of the Company to holders that exercised their option to exchange Exchangeable Notes. As a result, Abengoa holds a 47.13% in Abengoa Yield as of November 5, 2015. In addition, as of October 29, 2015, there were 5,557,028 shares of the Company subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes according to the most recent public information.

Our revenue and Further Adjusted EBITDA by geography and business sector for the nine-month periods ended September 30, 2015 and 2014 are set forth in the following tables:

	Nine-month period ended September 30,
Revenue by geography	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$259.8	45.1%	$146.9	54.6%
South America	80.2	13.9%	60.6	22.5%
EMEA	235.9	41.0%	61.8	22.9%

Total revenue	$575.9	100.0%	$269.3	100.0%

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	Nine-month period ended September 30,
Revenue by business sector	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$397.8	69.1%	$129.9	48.3%
Conventional power	100.0	17.4%	85.2	31.6%
Electric transmission lines	61.3	10.6%	54.2	20.1%
Water	16.8	2.9%	—	—

Total revenue	$575.9	100.0%	$269.3	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by geography	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$232.0	89.3%	$132.7	90.3%
South America	80.8	100.7%	53.8	88.8%
EMEA	161.4	68.4%	39.9	64.6%

Total Further Adjusted EBITDA(1)	$474.2	82.3%	$226.4	84.1%

	Nine-month period ended September 30,
Further Adjusted EBITDA by business sector	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$318.9	80.2%	$104.6	80.5%
Conventional power	80.3	80.2%	73.4	86.2%
Electric transmission lines	64.7	105.6%	48.4	89.3%
Water	10.3	61.4%	—	—

Total Further Adjusted EBITDA(1)	$474.2	82.3%	$226.4	84.1%

(1)	Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable Abengoa Yield, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for the year ended December 31, 2014 includes preferred dividends by ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting the Comparability of Our Results of Operations

Commencement of operations of projects

The comparability of our results of operations is significantly influenced by the volume of projects that become operational during a particular year. The number of projects becoming operational and the length of lead times for projects under construction significantly affect our revenue and operating profit, which makes the comparison of periods difficult.

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The following table sets forth the principal projects that commenced operations during 2014 including the quarter in which operations began. In 2015, all the assets in our portfolio have been in operation and all of the assets we acquired were in operation at the time of the acquisition.

Geography Segment	Asset	Business Sector	Capacity	Status	Commercial Operation Date
North America	Mojave	Renewable energy	280 MW	Operational	4Q 2014

South America	ATS	Electric transmission	569 miles	Operational	1Q 2014
	Quadra 1	Electric transmission	43 miles	Operational	2Q 2014
	Quadra 2	Electric transmission	38 miles	Operational	1Q 2014
	Palmatir	Renewable energy	50 MW	Operational	2Q 2014

Acquisitions

On November 18, 2014, we completed the acquisition of a 74% stake in Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes the option to purchase such shares for one euro during a four-year term); on December 4, 2014, we completed the acquisition of PS10/20; and on December 29, 2014, we completed the acquisition of Cadonal. Solacor 1/2 are solar assets located in Spain with a capacity of 100 MW, PS10/20 are solar assets located in Spain with a capacity of 31 MW and Cadonal is a 50 MW wind farm located in Uruguay.

On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 million cubic feet per day. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power complex in Spain with a capacity of 100 MW. On May 13, 2015 and May 14, 2015, we completed the acquisitions of Helios 1/2, a 100 MW solar complex and Solnova 1/3/4, a 150 MW solar complex, respectively, both in Spain. On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2.

On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru.

On July 30, 2015, we completed the acquisition of a 51% stake in Kaxu, a 100 MW solar complex in South Africa.

On September 30, 2015, we completed the acquisition of 75% of the shares and a 30-year usufruct of the economic rights of the remaining 25% of the shares of Solaben 1/6, a 100 MW solar power complex in Spain.

We have consolidated the results of operations of Solacor 1/2, PS10/20, Cadonal, the 34.2% stake in Skikda, Helios 1/2, Solnova 1/3/4, ATN2, Kaxu and Solaben 1/6 since the date of each acquisition. The results of Honaine have been accounted for under the equity method since the date of its acquisition. The results of Helioenergy 1/2 have been recorded under the equity method since the acquisition of the initial 29.6% stake until we gained control of the assets on May 25, 2015 and have been fully consolidated since that date.

These acquisitions, and any other acquisitions we may make from time to time, will affect the comparability of our results of operations.

Regulation

We operate in a significant number of regulated markets. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In such countries, the scope, nature, and extent of regulation may differ among the various states, regions and/or localities.

While we believe the requisite authorizations, permits, and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. See “Regulation” in our Annual Report for a description of the primary industry-related regulations applicable to our activities in the United States and Spain and currently in force in certain of the principal markets in which we operate.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Africa have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars, and report their individual financial statements in U.S. dollars. Our solar plants in Spain, Solaben 2/3, Solacor 1/2, PS 10/20, Helioenergy 1/2, Solnova 1/3/4, Helios 1/2 and Solaben 1/6 have their revenues and expenses denominated in euros.

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Fluctuations in the value of foreign currencies (the euro) in relation to the U.S. dollar may affect our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under “Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Rate Risk” in our Annual Report. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenue, expenses and cash flows are translated using average rates of exchange. The following table illustrates the average rates of exchange used in the case of euros:

U.S. dollar average per euro
Nine-month period ended September 30, 2015	1.1228
Nine-month period ended September 30, 2014	1.3532

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Please see Annual Report for additional discussion of various factors that affect our results of operations.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	As of and for the nine-month period ended September 30,
Key performance indicator	2015	2014
Renewable energy
MW in operation	1,441	430
GWh produced	2,041	718
Conventional power
MW in operation	300	300
GWh produced	1,845	1,845
Availability (%)	101.8%	102.4%
Electric transmission lines
Miles in operation	1,099	1,018
Availability (%)	99.7%	100.0%
Water
Mft[3] in operation	10.5	—
Availability (%)	101.1%	—

MW in operation and Mft3 in operation represent total installed capacity in assets owned at the end of the period, regardless of the stake in each of the assets.

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Results of Operations

The table below illustrates our results of operations for the nine-month periods ended September 30, 2015 and 2014.

(in millions of U.S. dollars)	Nine-month period ended September 30,
	2015	2014	% Variation

Revenue	$575.9	$269.3	113.8%
Other operating income	54.8	69.2	(20.8)%
Raw materials and consumables used	(41.0)	(15.4)	(166.5)%
Employee benefit expenses	(2.9)	(1.9)	(54.5)%
Depreciation, amortization, and impairment charges	(184.0)	(86.9)	(111.8)%
Other operating expenses	(126.4)	(99.4)	(27.1)%
Operating profit/(loss)	$276.4	$134.9	104.8%

Financial income	3.5	3.2	8.2%
Financial expense	(234.8)	(151.6)	(54.9)%
Net exchange differences	1.3	3.4	(62.2)%
Other financial income/(expense), net	5.7	2.4	135.1%
Financial expense, net	$(224.3)	$(142.6)	(57.4)%

Share of profit/(loss) of associates carried under the equity method	4.6	(0.6)	n/a
Profit/(loss) before income tax	$56.7	$(8.3)	n/a

Income tax	(22.4)	(4.1)	(443.3)%
Profit/(loss) for the period	$34.3	$(12.4)	n/a

Loss/(profit) attributable to non-controlling interest	(9.1)	(1.5)	(513.4)%
Profit/(loss) for the period attributable to the parent company	$25.2	$(13.9)	n/a

Comparison of the Nine-Month Periods Ended September 30, 2015 and 2014

Revenues

Revenues increased by 113.8% to $575.9 million in the nine-month period ended September 30, 2015, compared with $269.3 million for the nine-month period ended September 30, 2014. The increase is largely attributable to the recent acquisitions of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu in the third quarter of 2015. The increase was also due to the commencement of operations of Mojave in the last quarter of 2014. Both effects resulted in a net electricity production of 3,886 GWh and 10.5 Mft3 desalination capacity in operation in the nine-month period ended September 30, 2015, compared with 2,563 GWh produced and no desalination capacity in the nine-month period ended September 30, 2014.

Other operating income

The following table sets forth our other operating income for the nine-month periods ended September 30, 2015 and 2014:

	Nine-month period ended September 30,
Other operating income	2015	2014
	($ in millions)

Grants	$51.2	$25.6
Income from various services	3.6	5.0
Income from subcontracted construction services for our assets and concessions	—	38.6

Total	$54.8	$69.2

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Other operating income decreased by 20.8% to $54.8 million for the nine-month period ended September 30, 2015, compared with $69.2 million for the nine-month period ended September 30, 2014.

The decrease was mainly due to the decrease in Income from subcontracted construction services for our assets and concessions, which decreased from $38.6 million in the nine-month period ended September 30, 2014 to nil in the nine-month period ended September 30, 2015. As certain assets owned by us were under construction and subcontracted to related parties during 2014, we were required to account for income from construction services as “Other operating income” in accordance with IFRIC 12. The corresponding costs of construction were recorded within “Other operating expenses.” These amounts reflect the construction progress of the assets and concessions during the first nine months of 2014. The decrease was primarily due to the completion of construction of ATS. We do not expect to have any operating income from construction activities in future periods.

On the other hand, income from Grants increased from $25.6 million in the nine-month period ended September 30, 2014 to $51.2 million in the same period of 2015. Income classified as grants is related to the financial support provided by the U.S. Administration to Solana and Mojave. The increase is due to grants in respect of Mojave, which is fully consolidated from December 2014, once the asset reached COD and was recorded under the equity method until that time.

Raw materials and consumables used

Raw materials and consumables used increased by $25.6 million to $41.0 million for the nine-month period ended September 30, 2015, compared with $15.4 million for the nine-month period ended September 30, 2014, primarily due to the commencement of operations of Mojave in the fourth quarter of 2014 and, to a lower extent, to the acquisitions of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu in the third quarter of 2015.

Employee benefits expenses

Employee benefit expenses increased by 54.5% to $2.9 million for the nine-month period ended September 30, 2015, compared with $1.9 million for the nine-month period ended September 30, 2014. During 2015 Management employees of Abengoa Yield were transferred to companies within the perimeter of Abengoa Yield and the Executive Services Agreement was terminated, which has caused an increase in employee benefit expenses. On the other hand, employee benefit expenses decreased in ATN, as in April 2014 all ATN employees were transferred to an entity in Abengoa excluded from the perimeter of Abengoa Yield.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 111.8% to $184.0 million for the nine-month period ended September 30, 2015, compared with $86.9 million for the nine-month period ended September 30, 2014. The net change was primarily due to the commencement of operations of Mojave in the fourth quarter of 2014 and to the acquisitions of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu in the third quarter of 2015.

Other operating expenses

The following table sets forth our other operating expenses for the nine-month periods ended September 30, 2015 and 2014:

	Nine-month period ended September 30,
Other operating expenses	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$2.4	0.4%	$1.4	0.5%
Repairs and maintenance	19.6	3.4%	7.2	2.7%
Independent professional services(*)	43.7	7.6%	20.2	7.5%
Supplies	11.9	2.1%	5.4	2.0%
Other external services	17.5	3.0%	7.7	2.9%
Levies and duties	22.6	3.9%	10.7	4.0%
Other expenses	8.7	1.5%	8.2	3.0%
Construction costs	—	—	38.6	14.3%

Total	$126.4	21.9%	$99.4	36.9%

(*)	Includes approximately $2.9 million in the first nine months of 2014 of allocated costs and expenses for general and administrative services provided by Abengoa.

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Other operating expenses increased by 27.1% to $126.4 million for the nine-month period ended September 30, 2015, compared with $99.4 million for the nine-month period ended September 30, 2014. The increase in all our operating expenses except from construction costs is mainly due to the acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu in the third quarter of 2015 and, to a lower extent, to the commencement of operations of Mojave in the last quarter of 2014. This increase was partially offset by the decrease in construction costs from $38.6 million for the nine-month period ended September 30, 2014 to nil in the nine-month period ended September 30, 2015, due to the completion of construction of ATS, Quadra 1, Quadra 2 and Palmatir.

Operating profit

As a result of the above factors, operating profit increased by 104.8% to $276.4 million for the nine-month period ended September 30, 2015, compared with $134.9 million for the nine-month period ended September 30, 2014.

Financial income and financial expense

	Nine-month period ended September 30,
Financial income and financial expense	2015	2014
	($ in millions)
Financial income	$3.5	$3.2
Financial expense	(234.8)	(151.6)
Net exchange differences	1.3	3.4
Other financial income/(expense), net	5.7	2.4
Financial expense, net	$(224.3)	$(142.6)

Net financial expense increased by 57.4% to $224.3 million for the nine-month period ended September 30, 2015, compared with $142.6 million for the nine-month period ended September 30, 2014. This increase was primarily attributable to the increase in financial expense analyzed below. Increase in financial income was mainly due to the acquisition of solar assets in Spain previously mentioned and net exchange differences have remained low, as all our assets have a large majority of their expenses denominated in the same currency as their revenues. Other financial income/ (expense), net, is also analyzed below.

Financial expense

The following table sets forth our financial expense for the nine-month periods ended September 30, 2015 and 2014:

	Nine-month period ended September 30,
Financial expense	2015	2014
	($ in millions)
Interest expense:
—Loans from credit entities	$(138.4)	$(83.8)
—Other debts	(60.1)	(44.6)
Interest rates losses derivatives: cash flow hedges	(36.3)	(23.2)
Total	$(234.8)	$(151.6)

 Financial expense increased by 56.8% to $234.8 million for the nine-month period ended September 30, 2015, compared with $151.6 million for the nine-month period ended September 30, 2014. This increase was largely attributable to interest expense from loans and credits associated with projects that have entered into operation during 2014 and to the recent acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu in the third quarter of 2015.

Interest expense also increased due to interest accrued on the 2019 Notes issued on November 17 2014 by Abengoa Yield plc and interest from the Tranche A of our Credit Facility closed on December 3, 2014, and Tranche B of the Credit Facility closed on June 26, 2015, also by Abengoa Yield plc.

Interests from other debts are primarily interest on the notes issued by ATS, ATN, and Abengoa Yield plc, as well as interest related to the investment from Liberty. Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

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Other financial income/(expense), net

	Nine-month period ended September 30,
Other financial income /(expense), net	2015	2014
	($ in millions)
Dividend from ACBH	$13.8	$4.6
Other financial income	0.7	0.3
Other financial losses	(8.8)	(2.5)
Total	$5.7	$2.4

Other financial income/ (expense), net have increased from a net income of $2.4 million for the nine-month period ended September 30, 2014 to a $5.7 million profit for the nine-month period ended September 30, 2015. The change is largely attributable to the dividend received from our preferred equity investment in ACBH, consisting of a dividend of $4.6 million per quarter which we began to receive in the third quarter of 2014. Other financial losses correspond mainly to expenses from guarantees, letters of credit wire transfers, other bank fees and other minor financial expenses.

Share of profit/(loss) of associates carried under the equity method

Share of profit/(loss) of associates carried under the equity method increased from a loss of $0.6 in the nine-month period ended September 30, 2014 to a $4.6 million profit in the nine-month period ended September 30, 2015 mainly due to the acquisition of a 25.5% stake in Honaine and a 29.6% stake in Helioenergy 1/2 in February 2015. The results of Honaine have been accounted for under the equity method since the date of its acquisition in February. The results of Helioenergy 1/2 have been recorded under the equity method since the acquisition of the initial 29.6% stake in February until we gained control of the assets on May 25, 2015 and have been fully consolidated since that date.

Profit/(loss) before income tax

As a result of the above factors, we reported a profit before income taxes amounting to $56.7 million for the nine-month period ended September 30, 2015, compared with a loss before income tax of $8.3 million for the nine-month period ended September 30, 2014.

Income tax

The effective tax rate for the periods presented has been established based on Management’s best estimates. In the nine-month period ended September 30, 2015, Income tax amounted to a $22.4 million expense with respect of a profit before income tax of $56.7 million. In the nine-month period ended September 30, 2014, Income tax amounted to a $4.1 million expense with respect of a loss before income tax of $8.3 million. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Loss/(profit) attributable to non-controlling interests

Profit attributable to non-controlling interests increased from a $1.5 million profit in the nine-month period ended September 30, 2014 to a $9.1 million profit in the nine-month period ended September 30, 2015 mainly due to the acquisition of Solacor 1/2 in the fourth quarter of 2014, in which we have a 74% stake and Skikda in the first quarter of 2015, in which we have a 34.2% stake with control.

Profit/(loss) attributable to the parent company

As a result of the above factors, profit attributable to the parent company amounted to $25.2 million for the nine-month period ended September 30, 2015, compared with a loss attributable to the parent company of $13.9 million for the nine-month period ended September 30, 2014.

Total comprehensive income/(loss) attributable to the Company

Total comprehensive loss attributable to the Company decreased to $50.2 million for the nine-month period ended September 30, 2015 compared with a loss of $83.8 million for the nine-month period ended September 30, 2014. In both periods, total comprehensive loss was mainly due to the change in fair value of cash-flow hedges and available for sale financial assets amounting to $70.8 and $89.5 million losses, respectively, for the nine-month periods ended September 30, 2015 and 2014 and, to a lower extent, to currency translation differences resulting from the depreciation of the Euro with respect to the US dollar amounting to $47.4 and $33.9 million losses, respectively, for the nine-month periods ended September 30, 2015 and 2014. These effects were partially offset by transfers to income statements of $38.0 and $21.0 million respectively for the nine months ended September 30, 2015 and 2014.

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Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable Energy, which includes our activities related to the production of electricity from concentrating solar power and wind plants;

•	Conventional Power, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric Transmission, which includes our activities related to the operation of electric transmission lines; and

•	Water, which includes our activities related to desalination plants.

As a result we report our results in accordance with both criteria.

Revenue and Further Adjusted EBITDA by geography and business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2015 and 2014, by geographic region:

	Nine-month period ended September 30,
Revenue by geography	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$259.8	45.1%	$146.9	54.6%
South America	80.2	13.9%	60.6	22.5%
EMEA	235.9	41.0%	61.8	22.9%

Total revenue	$575.9	100.0%	$269.3	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by geography	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$232.0	89.3%	$132.7	90.3%
South America	80.8	100.7%	53.8	88.8%
EMEA	161.4	68.4%	39.9	64.6%

Total Further Adjusted EBITDA	$474.2	82.3%	$226.4	84.1%

	Volume sold
	Nine-month period ended September 30,
Geography	2015	2014
North America (GWh)	2,856	2,337
South America (miles in operation)	1,099	1,018
South America (GWh)	227	67
EMEA (GWh)	803	159
EMEA (Mft[3] per day)	10.5	—

North America. Revenues increased by 76.9% to $259.8 million for the nine-month period ended September 30, 2015, compared with $146.9 million for the nine-month period ended September 30, 2014. The increase was primarily due to the commencement of operations of Mojave, which reached COD in the last quarter of 2014. As a result, Further Adjusted EBITDA increased to $232.0 million for the nine-month period ended September 30, 2015 compared with $132.7 million for the nine-month period ended September 30, 2014.

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South America. Revenue increased by $19.6 million to $80.2 million for the nine-month period ended September 30, 2015, compared with $60.6 million for the nine-month period ended September 30, 2014. The increase was mostly attributable to the commencement of operations of ATS, Quadra 2, Quadra 1 and Palmatir during the first half of the year 2014 and to the acquisition of Cadonal in the fourth quarter of 2014 and ATN2 in the second quarter of 2015. Thus, Further Adjusted EBITDA amounted to $80.8 million for the nine-month period ended September 30, 2015, which represents an increase of $27.0 million as compared with the nine-month period ended September 30, 2014. Further Adjusted EBITDA margin has increased as a result of dividends received from our preferred equity investment in ACBH which we began to receive in the third quarter of 2014.

EMEA. Revenue increased by $174.0 million, from $61.8 million in the nine-month period ended September 30, 2014 to $235.9 million in the nine-month period ended September 30, 2015. The increase was mostly attributable to the acquisitions of Solacor 1/2 and PS 10/20 in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 and Kaxu in the third quarter of 2015. As a result, Further Adjusted EBITDA increased to $161.4 million for the nine-month period ended September 30, 2015, compared with $39.9 million for the same period in 2014. Further Adjusted EBITDA margin has increased as a result of higher margins in the projects acquired during the period ended September 30, 2015.

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the nine-month period ended September 30, 2015 and 2014 by business sector:

	Nine-month period ended September 30,
Revenue by business sector	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$397.8	69.1%	$129.9	48.3%
Conventional power	100.0	17.4%	85.2	31.6%
Electric transmission lines	61.3	10.6%	54.2	20.1%
Water	16.8	2.9%	—	—

Total revenue	$575.9	100.0%	$269.3	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by business sector	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$318.9	80.2%	$104.6	80.5%
Conventional power	80.3	80.2%	73.4	86.2%
Electric transmission lines	64.7	105.6%	48.4	89.3%
Water	10.3	61.4%	—	—

Total Further Adjusted EBITDA	$474.2	82.3%	$226.4	84.1%

	Volume sold
	Nine-month period ended September 30,
Business Sectors	2015	2014
Renewable Energy (GWh)	2,041	718
Conventional power (GWh)	1,845	1,845
Electric transmission (miles in operation)	1,099	1,018
Water (Mft[3] per day)	10.5	—

Renewable energy. Revenue increased by 206.3% to $397.8 million for the nine-month period ended September 30, 2015, compared with $129.9 million for the nine-month period ended September 30, 2014. The increase was mainly due to the acquisition of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014, Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 and Kaxu in the third quarter of 2015. The increase was also attributable to the commencement of operations of Mojave and Palmatir, which reached COD in the last quarter of 2014 and in the second quarter of 2014, respectively. As a result, the average installed capacity increased by 1,011 MW compared to the first nine months of 2014, driving total capacity to 1,441 MW as of September 30, 2015. This resulted in a net electricity production of 2,041 GWh for the nine-month period ended September 30, 2015 compared with 718 GWh produced during the nine-month period ended September 30, 2014. Further Adjusted EBITDA amounted to $318.9 million for the nine-month period ended September 30, 2015, which represented an increase of $214.3 million with respect to the nine-month period ended September 30, 2014, mainly due to the effect of above mentioned factors. Further Adjusted EBITDA margin increased as a result of the different mix of projects in the renewable portfolio.

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Conventional power. Revenue increased by 17.4% to $100.0 million for the nine-month period ended September 30, 2015, compared with $85.2 million for the nine-month period ended September 30, 2014. The increase was mainly due to higher revenues in the portion of the tariff related to the operation and maintenance services, as we had higher operation and maintenance costs in the nine-month period ended September 30, 2015. As a consequence, Further Adjusted EBITDA margin decreased from 86.2% in the nine-month period ended September 30, 2014 to 80.2% in the nine-month period ended September 30, 2015.

Electric transmission lines. Revenue increased by 13.0% to $61.3 million for the nine-month period ended September 30, 2015, compared with $54.2 million for the nine-month period ended September 30, 2014. The increase was mostly attributable to the commencement of operations of ATS and Quadra 2 in the first quarter of 2014, and Quadra 1 during the second quarter of 2014, and the acquisition of ATN2 during the second quarter of 2015. All assets have been operating with very high levels of availability during the first nine months of 2015. Thus, Further Adjusted EBITDA amounted to $64.7 million for the nine-month period ended September 30, 2015, an increase of $16.4 million compared with the nine-month period ended September 30, 2014. Further Adjusted EBITDA margin has increased as a result of dividends received from our preferred equity investment in ACBH which we began to receive in the third quarter of 2014.

Water. Revenue amounted to $16.8 million for the nine-month period ended September 30, 2015. Further Adjusted EBITDA amounted to $10.3 million for the nine-month period ended September 30, 2015.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report. See “Cautionary Statements Regarding Forward-Looking Statements.”

In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. None of us, or our board of directors, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).

The inclusion in this quarterly report of these estimates should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Abengoa Yield contained in this quarterly report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors” in our Annual Report.

Our principal liquidity requirements are to service our debt, pay cash dividends to investors and acquire new companies and operations. Historically, our predecessor operations were largely financed by internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, during the fourth quarter of 2014, we issued the 2019 Notes and entered into the Credit Facility, which we amended and restated on June 26, 2015. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

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Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies and operations (see “Item 4.B—Business Overview—Our Growth Strategy” in our Annual Report).

Liquidity position

As of September 30, 2015, our cash and cash equivalents at the project company level were $618.9 million as compared with $198.7 million as of December 31, 2014. In addition, our cash and cash equivalents at the Abengoa Yield plc level were $43.6 million as of September 30, 2015 compared with $155.4 million as of December 31, 2014.

Acquisitions

•	On November 18, 2014, we completed the acquisition of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes the option to purchase such shares for one euro during a four-year term); on December 4, 2014, we completed the acquisition of PS10/20; and on December 29, 2014, we completed the acquisition of Cadonal. Solacor 1/2 are solar assets located in Spain with a capacity of 100 MW, PS 10/20 are solar assets located in Spain with a capacity of 31 MW and Cadonal is a 50 MW wind farm located in Uruguay. Total consideration paid for these assets amounted to $312 million.

•	On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 million cubic feet per day. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power complex in Spain with a capacity of 100 MW. Total consideration paid for these assets amounted to $94 million.

•	On May 13, 2015 and May 14, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex, and Solnova 1/3/4, a 150 MW solar complex, respectively, both in Spain. On May 25, 2015 we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2. Furthermore, on July 30, 2015, we acquired a 51% stake in Kaxu, a 100 MW solar plant in South Africa. Total consideration paid for these assets amounted to $682 million.

•	On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015 we completed the acquisition of Solaben 1/6, a 100 MW solar power complex located in Spain. Total consideration paid for these assets amounted to $359 million. We have also reached an agreement for the acquisition of a 13% stake in Solacor 1/2 from our Japanese partner JGC, which we expect to close in the first quarter of 2016.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Notes and the Credit Facility.

On November 17, 2014 we issued the 2019 Notes in an aggregate principal amount of $255 million. The 2019 Notes accrue annual interest of 7.000% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. As required by the indenture governing the 2019 Notes, we have obtained a public credit rating for the 2019 Notes from each of S&P and Moody’s.

On December 3, 2014, we entered into Tranche A of the Credit Facility in the total amount of up to $125 million. On December 22, 2014, we drew down $125 million under Tranche A of the Credit Facility. Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Loans under Tranche A of the Credit Facility will mature on the fourth anniversary of the closing date of the Credit Facility. Loans prepaid by us under Tranche A of the Credit Facility may be reborrowed. The Credit Facility is secured by pledges of the shares of the guarantors which we own.

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On June 26, 2015, we entered into an amended and restated Credit Facility as the borrower for a new tranche B, in addition to the existing $125 million facility that remains as Tranche A, to be used as a revolver credit facility for acquisitions and general corporate purposes. Tranche B has a total size of $290 million. Tranche B is revolving and matures in December 2017. Loans under Tranche B of the Credit Facility accrue interest at a rate per annum equal to LIBOR plus 2.50%.

Furthermore, on May 14, 2015, we closed a private placement of our ordinary shares that resulted in the issuance of 20,217,260 new shares, with total net proceeds of $664 million.

The proceeds of the 2019 Notes, the proceeds of the Credit Facility and the proceeds of the capital increase were used or will be used to finance the acquisitions referred to above.

Furthermore, on June 13, 2014, we entered into a Financial Support Agreement under which Abengoa has agreed to facilitate a new $50 million revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of us and our affiliates for a period of five years. As of the date of this quarterly report, the total amount of the credit line has remained undrawn since our IPO.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the next twelve months, to finance growth and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our financing agreements will be adequate to meet our future liquidity needs for at least the next twelve months.

Cash dividends to investors

We intend to distribute to holders of our shares in the form of a quarterly distribution all of the cash available for distribution that is generated each quarter, less interest expense and reserves for the prudent conduct of our business. The cash available for distribution is likely to fluctuate, and in some cases significantly, from quarter to quarter as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules and other factors.

On February 23, 2015, our board of directors approved a quarterly dividend corresponding to the fourth quarter of 2014 amounting to $0.2592 per share. The dividend was paid on March 16, 2015 to shareholders of record as of February 28, 2014.

On May 8, 2015, our board of directors approved a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share. The dividend was paid on June 15, 2015 to shareholders of record as of May 29, 2015.

On July 29, 2015, our board of directors approved a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share. The dividend was paid on September 15, 2015 to shareholders of record as of August 29, 2015.

On November 5, 2015, our board of directors approved a quarterly dividend corresponding to the third quarter of 2015 amounting to $0.43 per share. We expect this dividend to be paid on or about December 15, 2015 to shareholders of record as of November 30, 2015.

Cash Flow

The following table sets forth consolidated cash flow data for the nine-month periods ended September 30, 2015 and 2014:

Consolidated Cash Flow Statement

(in millions of U.S. dollars)	Nine-month period ended September 30,
	2015	2014
Gross cash flows from operating activities
Profit/(loss) for the period	$34.3	$(12.4)
Financial expense and non-monetary adjustments	374.8	205.2
Profit for the period adjusted by financial expense and non-monetary adjustments	$409.1	$192.8
Variations in working capital	6.7	(113.0)
Net interest and income tax paid	(178.5)	$(81.8)

Total net cash provided by / (used in) operating activities	$237.3	$(2.0)

Net cash used in investing activities	$(849.1)	$(84.2)

Net cash provided by/(used in) financing activities	$928.4	$(0.8)

Net increase/(decrease) in cash and cash equivalents	316.6	(87.0)
Cash and cash equivalents at the beginning of the period	354.2	357.7
Translation differences in cash or cash equivalents	(8.3)	(5.5)
Cash and cash equivalents at the end of the period	$662.5	$265.2

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Net cash from operating activities

Net cash provided by operating activities in the nine-month period ended September 30, 2015 was $237.3 million compared with $2.0  million net cash used for operating activities in the nine-month period ended September 30, 2014. During the nine-month period ended September 30, 2015, profit adjusted by financial expense and non-monetary items was $409.1 million compared to $192.8 million in the nine-month period ended September 30, 2014. The increase was mainly due to the acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu in the third quarter of 2015, as well as to the commencement of operations of Mojave in the last quarter of 2014. All these assets are now generating positive Further Adjusted EBITDA. Variations in working capital had a negative impact of $113.0 million in the nine-month period ended September 30, 2014, which was related to the end of the construction phase of several projects during that period, and amounted to a positive $6.7 million impact in the nine-month period ended September 30, 2015, as all the assets in the portfolio are currently in operation. Net interest and taxes paid increased from $81.8 million in the nine-month period ended September 30, 2014 to $178.5 million in the nine-month period ended September 30, 2015, mainly due to the recent acquisitions mentioned above.

Net cash used in investing activities

For the nine-month period ended September 30, 2015, net cash used in investing activities amounted to $849.1 million and corresponded mainly to payments for the acquisitions closed during the year, net of the existing cash in the project companies acquired, for a net amount of $757.1 million. In the nine-month period ended September  30, 2014, net cash used in investing activities, amounting to $84.2 million and was mainly related to payments for the investment in the assets which were under construction during that period.

Net cash provided by/ (used in) financing activities

Net cash provided by financing activities in the nine-month period ended September 30, 2015 amounted to $928.4 million and corresponds mainly to the net proceeds of the capital increase we closed in May, pursuant to a private placement that resulted in total net proceeds of $664.1 million. In addition, in September 2015 we draw Tranche B of our Credit Facility for a total amount of $286.0 million, net of expenses. Furthermore, proceeds from project debt in the nine-month period ended September 30, 2015 amounted to $167.1, related to the financing of scheduled pending payments from the construction phase of projects. These effects were partially offset by dividend payments to shareholders for total amount of $94.9 million and the repayment of project debt for $89.2 million.

For the nine-month period ended September 30, 2014, net cash used in financing activities was $0.8 million and was a net of different movements. Firstly, we recorded proceeds from loans and borrowings of $959.2 million, mainly related to the collection of an ITC Cash Grant awarded to Solana by the U.S. Department of the Treasury, which was used on April 2, 2014 to fully repay the short-term tranche of Solana’s loan with the Federal Financing Bank of $451.3 million, and to the bond issue by ATS of $424 million, which was used to repay existing debt associated with the project. On the other hand, we repaid loans and borrowings for an amount of $952.0 million, mostly comprised of the repayments referred to above. Additionally, on June 18, 2014 we received $685.3 million in the initial public offering of Abengoa Yield of which $655.3 million were used to pay Abengoa in exchange for the Asset Transfer, which occurred immediately prior to the offering. Finally, prior to the Asset Transfer, there were capital reductions in some project companies that were mostly offset by capital contributions to other project companies.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates. None of the derivative contracts signed has an unlimited lose exposure.

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Foreign exchange rate risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Currently our portfolio includes 780 MW of installed capacity in solar plants in Spain for which the functional currency is the Euro. On May 12, 2015, we entered into a Currency Swap Agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from our Spanish assets. The distributions from the Spanish assets are paid in euros and the Currency Swap Agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. Any amounts to be paid to us by Abengoa as a result of the Currency Swap Agreement are based on an amount in relation to the dividends received by Abengoa as a shareholder of us. The Currency Swap Agreement has a five-year term and its weighted average strike is 1.12 U.S. dollar/euro. The purpose of the agreement is to hedge cash-flows.

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of December 31, 2014, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2043 and average guaranteed interest rates of between 2.75% and 6.32%.

•	project debt in euro: between 80% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.13% and 4.75%.

 In connection with our interest rate derivative positions, the most significant impact on our consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of December 31, 2014, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $271 thousand (a loss of $195 thousand in 2013 and a profit of $296 thousand in 2012) and an increase in hedging reserves of $24.2 million ($16.3 million in 2013 and $24.0 million in 2012). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of September 30, 2015, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $1.5 million and an increase in hedging reserves of $44.1 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

We consider that we have limited credit risk with clients as revenues are derived from power purchase agreements and other revenue contracted agreements with electric utilities and state-owned entities.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through non-recourse debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Item 4. Controls and Procedures

Not applicable.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

Item 1A. Risk Factors

There have been no material changes to the risk factors disclosed in our Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

On May 8, 2015, we entered into ordinary share purchase agreements with certain eligible institutional investors (the “Purchasers”), pursuant to which on May 14, 2015, we sold 20,217,260 ordinary shares in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The shares were sold for $33.14 per share and the proceeds from the sale were approximately $670 million. We used the proceeds from the sale to acquire four solar assets from Abengoa in an acquisition pursuant to the ROFO Agreement. The offering and sale of the shares were made in reliance on Section 4(a)(2) of the Securities Act. Each of the Purchasers represented that it was an “accredited investor,” as defined under Rule 501 promulgated under the Securities Act, with access to information about us sufficient to evaluate the investment.

Use of proceeds from the Sale of Registered Securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

Not Applicable.

Item 6. Exhibits

None.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

Date: November 6, 2015	By:	/s/ Javier Garoz
		Name:	Javier Garoz
		Title:	Chief Executive Officer

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